Mail Stop 3561

March 10, 2009

By Facsimile and U.S. Mail

Ms. Karen M. Hoguet
Chief Financial Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH   45202

> **Re: Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Form 10-Q for the Fiscal Quarters Ended May 3, 2008,**
> **August 2, 2008, and November 1, 2008**
> **File No. 1-13536**

Dear Ms. Hoguet:

We have reviewed your supplemental response letter dated January 9, 2009 as well as your filings and have the following comments. As noted in our comment letter dated May 22, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 2, 2008

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

1.   We note your response to our prior comments two, three and four. Please revise your disclosures to specifically identify all of your operating segments aggregated into one reportable segment and provide the information required by paragraph 26(a) of SFAS 131. In addition, please disclose the factors you use to evaluate performance and your conclusion that your operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term performance in future periods.

Form 10-Q, for the Fiscal Quarter ended November 1, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We note your response to prior comment one and revised disclosure regarding the 32.1% increase in sales from your internet businesses for the 39 weeks ended November 1, 2008 compared to 2007. This disclosure does not adequately illustrate the impact that changes in internet sales have had on your comparable store sales. Based upon your prior responses, it appears that sales from your internet business had a material impact on the changes in comparable store sales for the 39 weeks ended November 1, 2008 compared to 2007. Please confirm that you will disclose how changes in internet sales impact your comparable store sales to the extent material (including offsetting decreases attributable to certain or all "brick and mortar" stores) in any future period. Refer to Item 303(a)(3)(ii) of Regulation S-K.

3.   We note your disclosure in paragraphs 9 and 10 of Form 10-Q for the third fiscal quarter ended November 1, 2008 regarding the negative impact on your operations from competitive pressures and the significant impact of reduced consumer spending due to the decline in economic conditions. Please discuss the impact of lower margins or other trends in any individual operating segments compared to the company as a whole. Also, disclose if you anticipate the trends within these markets to continue to impact future periods. For example, we note that you highlight a "significant weakening of trends at Bloomingdale's and in New York City we saw a decline in trends for both Bloomingdale's and for Macy's" without any incremental discussion for the reader to understand the impact these trends have had on the company as whole or any future expectations. See Item 303(a)(3)(ii) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 4. Asset Impairment Charges

4.   We note your response to our prior comments five, six and seven relating to your analysis and valuation of the fair value of your reporting units and recorded goodwill and certain intangible assets as of October 4, 2008. We note your use of an assumed stock price of $19.51 in your evaluation as of October 4, 2008, and now your stock price has recently reached a low of $8.54 in January 2009. With respect to your disclosures in the Form 8-K dated February 24, 2009 regarding your expectation of recording a material impairment charge of goodwill, please provide us with a more comprehensive updated analysis to explain and support how you determined the estimated range of $4.5 billion to $5.5 billion impairment of goodwill during the fourth fiscal quarter ended January 31, 2009. Specifically, tell us the methodology and assumption used for purposes of Step one of your impairment test. With regard to your step two review of goodwill for impairment, please provide us with any preliminary allocation of the fair value of your reporting unit under Step two or tell us if there are any intangible assets not reflected on the balance

sheet such as either of the two website addresses of Macys.com and Bloomingdales.com where you anticipate allocating fair value in Step two of your test. Please also advise us of the amount of the impairment charge you allocated to each retail store operating segment of Macy's and Bloomingdales.

5.   We note your response to our prior comment six relating to the control premiums. Please provide us with a more detailed discussion and analysis supporting your conclusion that the implied control premiums are reasonable and valid as of your most recent analysis. Please also provide us with the internal analysis you used to conclude on the reasonableness of the control premiums, or confirm to us the analysis provided us on August 26, 2008 represents the internal analysis you reference on page MAC 0010002 of your most recent response.

6.   Please explain to us in greater detail and provide us support for your calculation that a $3.9 billion write-down of goodwill as of November 1, 2008 would have been required to cause your leverage ratio to exceed the permitted maximum. Tell us if you have revised the leverage ratio in your credit agreement and the impact of these changes with respect to a significant write-down of goodwill subsequent to November 1, 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief